FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, September 30, 2008 General Management 214/2008

Mr. Guillermo Larraín R. Securities and Insurance Superintendent Alameda Bernardo O’Higgins 1449 Santiago Chile

Reg.: Official Circular Letter N° 457

Dear Sir:

In view of the reporting requirements set forth under Official Circular Letter N° 457, issued by the Office of the Superintendent of Securities and Insurance on June 20th, 2008, we hereby inform you of the following:

1. Transitioning to IFRS
2. Regarding Functional Currency
3. Main Accounting Principles under IFRS
4. Preliminary Estimate of Accounting Impact of IFRS Adoption:

Best regards,

Ignacio Antoñanzas A.
General Manager

Adopting International Financial Reporting Standards (IFRS)
Enersis Group

In view of the reporting requirements set forth under Official Circular Letter N° 457, issued by the Office of the Superintendent of Securities and Insurance on June 20th, 2008, we hereby inform you of the following:

I. Transitioning to IFRS:

In order to determine the balances after adopting IFRS, the Enersis Group has decided to apply the exemption contained in paragraph 24 a) of IFRS 1 “Adopting for the First Time,” and has therefore set as the transition date to the aforementioned international standards as January 1st, 2004, the same as its parent company Endesa España.

II. Regarding Functional Currency:

The company has decided that the Chilean peso will be its functional currency, and that the functional currency of its subsidiaries—except for those considered an extension of the Company’s operations—will be the national currency of the country in which each subsidiary is located.

Our external auditors have analyzed the reports that justify the determination of each functional currency and have endorsed report’s results and conclusions. The latter complies with the provisions provided under item 2e) of Official Circular Letter N° 427, dated December 28th, 2007.

III. Main Accounting Principles under IFRS:

i) Consolidation Standards:

i.1) Subsidiaries:

A subsidiary is a company in which the dominant company controls the majority of the rights to vote or, should that not apply, has the authority to determine the financial and operating policies of the subsidiary.

Subsidiaries are consolidated through the global integration method by which their total assets, liabilities, revenue, expenses, and cash flow after having applied adjustments or eliminations corresponding to intra-group operations, are integrated into the consolidated financial statements.

The income of subsidiary companies acquired or disposed of during the period is included in the consolidated income as of the date of the acquisition or until the effective date of the disposal, as appropriate.

i.2) Jointly-controlled Companies:

A jointly-controlled company is defined as a company that is jointly managed by a company belonging to the Enersis Group and another or several other third parties unrelated to the Enersis Group, with no one company holding sole control over the jointly-controlled company.

Jointly-controlled companies are consolidated through the proportional integration method so that the sum of balances and subsequent eliminations take place in proportion to the share of the Enersis Group vis-à-vis the equity of these entities.

i.3) Converting financial statements of foreign companies:

Financial Statements of foreign companies with a functional currency other than the Chilean peso are converted as follows:

- Assets and liabilities are converted at the exchange rate effective at the closing date of the consolidated financial statements.

- Items included in the results are converted at the average period exchange rate.

- Equity is kept at the historical exchange rate at the date of acquisition (or at the period average exchange rate of when it was generated, both for accrued income and contributions made), as appropriate.

- Exchange rate differentials arising during the conversion of financial statements are posted in a capital reserve account.

ii) Fixed Assets:

Fixed asset goods are appraised through the cost method, net of their corresponding accumulated depreciations and impairment losses, in the event there are.

In addition to the cost paid for purchasing each asset, cost also includes the following concepts, when applicable:

- Interest expenses accrued during the construction period and that are directly attributable to the acquisition, construction, or production of qualified assets, which are defined as assets that require a substantial period of time prior to being ready for use.

- Employee expenses directly related to works in progress.

Works in progress are transferred to operations once the trial period is complete and they become available for use, after which point their depreciation begins.

Expansion, upgrading or improvement costs that represent an increase in productivity, capacity, efficiency or an extension of the asset’s useful life are capitalized as a greater cost of the corresponding asset.

Substitutions or renovations of complete elements that increase the useful life of the goods or its economic capacity are booked as negative goodwill of the asset with the ensuing accounting withdrawal of the elements substituted or renovated. Periodic expenses for maintenance, preservation, and repair are assigned to results as a cost for the period in which they are incurred.

Fixed asset goods are depreciated by performing a linear distribution of the cost of the different elements making them up during the years constituting their estimated useful life from a technical perspective, which consists of the period in which the companies expect to use the assets. Useful life is periodically revised.

iii) Intangibles:

Intangible assets are initially recognized by their acquisition or production cost and, subsequently, they are appraised at cost, net of their corresponding accrued amortization and impairment losses they may have experienced. Intangible assets are amortized at their useful life, while intangible assets with an indefinite useful life are not amortized.

iv) Goodwill:

Goodwill represents the residual acquisition cost over the Group’s share of the fair value of assets and liabilities including the identifiable contingencies of a subsidiary at the time of acquisition.

Acquired assets and liabilities are appraised provisionally at the time the company is taken over, followed by a review of said appraisal within a year of the purchase date. Until the final fair value of assets and liabilities is determined, goodwill is provisionally reported as the difference between the acquisition price and the book value of the company acquired.

Goodwill arising during the acquisition of companies using a functional currency other than the Chilean peso is appraised at the functional currency of the company acquired through conversion to Chilean pesos at the exchange rate effective on the date of Balance Sheet.

v) Impairment of Assets:

The company periodically evaluates whether or not there is some indication of an asset having suffered an impairment loss. If that is the case, the recoverable value of said asset is estimated in order to determine, when appropriate, the impairment value. If the assets are identifiable assets that do not generate cash flow independently, an estimate is made of the recoverability of the Cash Generating Unit the asset belongs to, understanding as such the lesser identifiable group of assets that independently generate cash flow.

Regardless of what appears in the previous paragraph, in the case of Cash Generating Units that have been assigned goodwill or intangible assets with an indefinite useful life, their recoverability is analyzed systematically at every period end.

The recoverable amount is the greater of two values, which is the market value lessened by its necessary sales cost, and its value-in-use, which is understood as the net present value of estimated future cash flows. The Enersis Group uses the value-in-use to calculate the carrying value of fixed assets, goodwill, and intangible assets in almost all cases.

In the event the carrying value is less than the book value of an asset, a corresponding impairment loss provision is recorded. Impairment losses recognized for an asset during previous periods are carried back when there is a change in its estimated carrying value, thereby increasing the value of the asset by crediting it to the income limited to the book value that the asset would have had if there had not been an impairment. Impairment losses recognized for goodwill cannot be carried back.

vi) Leases:

Leases that substantially transfer all of the risks and benefits inherent to the property are classified as financial. Remaining leases are classified as operational.

vii) Derivatives and Hedging Operations:

The derivatives held by the Group are primarily interest rate, exchange rate, and price hedges, or electricity and fuel supplies; the purpose of these hedge operations is to eliminate or significantly reduce the risks of the underlying business being hedged.

When a derivative is used as a hedging instrument, and the hedge ends up being highly effective, it may be booked as follows:

- Fair value hedge: the part of the underlying business for which the risk is being covered is appraised at its fair value, as is the hedge instrument, while posting the value variations.

- Cash flow hedge: changes in the fair value of derivatives are recorded as an equity reserve when said hedges are effective.

A hedge instrument is deemed highly effective when changes in the fair value or cash flow of the underlying component directly attributable to the hedged risk are offset by changes in the fair value of the hedge instrument’s cash flow with an effectiveness ranging from 80% to 125%.

viii) Converting Balances in Foreign Currencies.

Operations conducted in currencies other than the functional currency of each company are booked in the functional currency at the exchange rate effective at the time of the transaction. During the period, differences arising between the reported exchange rate and the exchange rate in effect at the time of collection or payment are recorded as financial results.

Likewise, converting balances receivable or payable at the end of each period to a currency other than the functional currency in which the financial statements of the companies making up part of the consolidation perimeter are denominated, is performed at the closing exchange rate. Any valuation difference is posted as a financial result.

The Group has adopted a hedging policy that is applicable to its subsidiaries’ income that is directly linked to the evolution of the US dollar through US dollar-denominated financing. When exchange rate variations arise from this debt in relation to cash-flow hedge operations, they are posted net of taxes in a capital reserve account, thus being booked in the Income Statement during the period in which the hedged cash flows will occur. This period is estimated at ten years.

IV. Preliminary Estimate of Accounting Impact of IFRS Adoption:

RECONCILIATION OF EQUITY POSITION
December 31, 2007
Figures in thousand chilean pesos

ASSETS	Balance PCGA Previous	Balance PCGA previous denominated in functional currency	TRANSITIONING EFFECT TO IFRS	Balance IFRS
TOTAL ACTIVOS CIRCULANTES	2,260,687,476	-	8,001,528	2,268,689,004
Cash and cash equivalents	576,521,404	-	(7,394,330)	569,127,074
Financial assets	71,865	-	12,522,617	12,594,482
Accounts receivable	987,383,472	-	19,995,837	1,007,379,309
Other accounts receivable	111,291,690	-	1,389,758	112,681,448
Amounts due from related companies	152,384,020	-	(49,864,201)	102,519,819
Inventories, net	105,439,534	-	(7,437,939)	98,001,595
Income taxes recoverable	144,712,085	-	14,872,170	159,584,255
Deferred income taxes	68,409,142	-	9,058,247	77,467,389
Other current assets	114,474,264	-	14,859,369	129,333,633
TOTAL FIXED ASSETS	8,007,346,116	-	(477,201,970)	7,530,144,146
Lands	138,136,415	-	(5,537,903)	132,598,512
Buildings and infraestructure and works in progress	11,269,879,056	-	(1,028,736,515)	10,241,142,541
Machinery and equipment	1,984,794,585	-	(401,264,508)	1,583,530,077
Other plant and equipment	533,413,209	-	(33,985,631)	499,427,578
Technical appraisal	126,858,094	-	(5,810,795)	121,047,299
Depreciation (minus)	(6,045,735,243)	-	998,133,382	(5,047,601,861)
TOTAL OTHER ASSETS	1,169,733,052	-	568,214,267	1,737,947,319
Investments in related companies	59,195,644	-	(47,247,453)	11,948,191
Long term financial assets	22,976,929	-	1,291,565	24,268,494
Positive goodwill, net	641,178,413	-	723,170,566	1,364,348,979
Negative goodwill, net	(37,394,320)	-	37,394,320	-
Long term receivables	195,537,843	-	3,306,215	198,844,058
Amounts due from related companies	626,547	-	-	626,547
Long term deferred income taxes	-	-	-	-
Intangibles (net of amortization)	35,414,449	-	1,973,685	37,388,134
Others	252,197,547	-	(151,674,631)	100,522,916
TOTAL ASSETS	11,437,766,644	-	99,013,825	11,536,780,469

LIABILITIES AND EQUITY	Balance PCGA Previous	Balance PCGA previous denominated in functional currency	TRANSITIONING EFFECT TO IFRS	Balance IFRS
TOTAL PASIVOS CIRCULANTES	1,740,259,178	-	136,585,444	1,876,844,622
Debt due to banks and financial institutions	323,189,428	-	579,343	323,768,771
Bonds payable	366,034,697	-	-	366,034,697
Dividends payable	32,885,815	-	53,834,177	86,719,992
Accounts payable	530,717,573	-	7,016,485	537,734,058
Miscellaneous payables	106,100,650	-	14,061,492	120,162,142
Accounts payable to related companies	31,851,119	-	44,808,856	76,659,975
Accrued expenses	191,089,118	-	11,020,700	202,109,818
Income taxes payable	18,343,075	-	1,152,773	19,495,848
Deferred income taxes	-	-	-	-
Other current liabilities	140,047,703	-	4,111,618	144,159,321
TOTAL LONG TERM LIABILITIES	4,052,530,788	-	99,085,421	4,151,616,209
Debt due to banks and financial institutions	1,024,723,413	-	883,722	1,025,607,135
Bonds payable	2,146,924,098	-	-	2,146,924,098
Notes payable	122,967,653	-	-	122,967,653
Accounts payable	143,948,640	-	768,414	144,717,054
Accounts payable to related companies	8,161,792	-	-	8,161,792
Accrued expenses	328,299,704	-	1,181,008	329,480,712
Deferred income taxes	22,440,908	-	89,212,712	111,653,620
Other current liabilities	255,064,580	-	7,039,565	262,104,145
MINORITY INTEREST	2,741,767,047	-	(136,729,831)	2,605,037,216
TOTAL EQUITY	2,903,209,631	-	72,791	2,903,282,422
Paid-in capital	2,594,015,458	-	-	2,594,015,458
Additional paid-in capital	-	-	-	-
Additional paid-in capital (share premium)	184,861,405	-	-	184,861,405
Other reserves	(435,491,419)	-	(279,280,178)	(714,771,597)
Retained reserves	559,824,187	-	279,352,969	839,177,156
Future dividends reserves	-	-	-	-
Retained earnings	388,982,534	-	317,195,361	706,177,895
Retained losses	-	-	-	-
Net income for the period	188,376,410	-	-	188,376,410
Interim dividends	(17,534,757)	-	(37,842,392)	(55,377,149)
Deficits of subsidaries in development stage	-	-	-	-
TOTAL LIABILITIES AND EQUITY	11,437,766,644	-	99,013,825	11,536,780,469

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: September 30, 2008